Consent of Independent Registered Public Accounting Firm
The Board of Directors
Unisys Corporation:
We consent to the use of our reports dated March 4, 2019, with respect to the consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows and deficit for each of the years in the three-year period ended December 31, 2018, the related notes and financial statement schedule (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K, incorporated herein by reference.
Our report on the consolidated financial statements refers to changes in accounting principle for revenue recognition and for pensions due to the adoption of new accounting standards.
/s/ KPMG LLP
Philadelphia, Pennsylvania
May 21, 2019